SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, DC 20549

                         SCHEDULE 13D
Under the Securities Exchange Act of 1934

GLOBEX MINING ENTERPRISES INC.
(Name of issuer)

Common
(Title of class of securities)

379900 10 3
(CUSIP number)

U.S. Gold Corporation and subsidiary
Tonkin Springs Venture Limited Partnership
55 Madison, Suite 700, Denver, Colorado 80206 (303) 322-8002
(Name, address and telephone number of person authorized to receive notices and communications)

August 29, 1997
(Date of event which required filing of this statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or
(4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.

[ ]

1.    NAME OF REPORTING PERSONS
   S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

   U.S. GOLD CORPORATION (EIN: 84-0796160) and
   TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP (EIN: 88-0267851)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
    (a) [ ]
    (b) [ ]

   Not applicable.

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

Conversion of common shares of Gold Capital Corporation into common shares Of Globex Mining Enterprises Inc. pursuant to a merger of Gold Capital into a subsidiary of Globex effective August 29, 1997

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURUSANT TO ITEM 2(D) OR 2(E)         [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S. GOLD CORPORATION: COLORADO CORPORATION;
  TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP: NEVADA LIMITED
    PARTNERSHIP

7.     SOLE VOTING POWER             0

8.     SHARED VOTING POWER           631,905 SHARES

9.     SOLE DISPOSITION POWER        0

10.    SHARES DISPOSITION POWER  631,905 SHARES

11.     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BE EACH PERSON
           REPORTING 631,905 SHARES

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES         Not Applicable

13. PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.4%

14.    TYPE OF REPORTING PERSON     PN

Item 1.  Securities and Issuer.

631,905 Common Shares of Globex mining Enterprises Inc,
146 14th Street
Rouyn-Noranda
Quebec J9X 2J3 Canada

Item 2.  Identity and Background.

Tonkin Springs Venture Limited Partnership (TSVLP), a Nevada limited partnership owned by wholly-owned subsidiaries of U.S. Gold Corporation and U.S. Gold Corporation converted common shares of Gold Capital Corporation (Gold Capital) for 631,905 common shares of Globex Mining Enterprises Inc. (Globex) pursuant to the merger of Gold Capital into a subsidiary of Globex effective August 29, 1997.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Investment.

Item 5.  Interest in Securities of the Issuer.

631,905 common shares

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

TSVLP and Globex are joint venture partners in the Tonkin Springs
Project Joint Venture with TSVLP owner of 40% interest and Globex, through its wholly owned subsidiary, Gold Capital Corporation, owner of 60% interest and project manager.

Pursuant to a letter agreement dated August 29, 1997, the Company agreed for a period of 2 years to vote its Globex shares as directed by Globex and to give Globex a first right of refusal on sales of Globex stock to third parties

Item 7.  Materials to be filed as Exhibits.

Exhibit 10.1 Letter Agreement dated August 29, 1997, by and between the Company and Globex Mining Enterprises Inc. related to first right of refusal for sale of Globex stock and agreement to vote shares of Globex as directed by Globex.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 1998
U.S. GOLD CORPORATION AND
TONKIN SPRINGS VENTURE LIMITED PARTNERSHIP

By:/s/ William W. Reid
(Signature)

William W. Reid, President, U.S. Gold Corporation and President of Tonkin Springs Gold Mining Company, 99.5% owner, manager and general partner, Tonkin Springs Venture Limited Partnership


March 5, 1997
Edgar Filing



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:  Schedule 13D, Globex Mining Enterprises Inc.
File No. 82-4025 , CUSIP No. 379900 10 3

Gentlemen and Ladies:

Enclosed for filing on behalf of Tonkin Springs Venture Limited Partnership and U.S. Gold Corporation (collectively the Company) is the Companys report on Schedule 13D required to be filed under
Section 13D of the Securities Act of 1934 in connection with conversion of the common stock of Gold Capital Corporation held by the Company for common shares of Globex Enterprises Inc. pursuant to a merger of Gold Capital into a subsidiary of Globex effective August 29, 1997.

Very truly yours,
/s/ William F, Pass
William F. Pass, Vice President

Cc Sandy Wainer


Exhibit 10.1 Letter Agreement dated August 29, 1997, by and between the Company and Globex Mining Enterprises Inc. related to first right of refusal for sale of Globex stock and agreement to vote shares of Globex as directed by Globex.

August 29, 1997

U.S. Gold Corporation
55 Madison, Suite 700
Denver, Colorado 80206

Attn:  William W. Reid

Gentlemen:

    This letter is to set forth the agreement regarding the grant of an irrevocable proxy and right of first refusal between Globex
Mining Enterprises Inc. (Globex) and U.S. Gold Corporation (US
Gold).

     In consideration of the mutual agreements contained herein, the receipt by US Gold of 542 shares of Globex Common Stock, and other good and valuable consideration, the receipt and sufficiency thereof is hereby acknowledged, the parties agree as follows:

1. US Gold hereby agrees, for a period of two (2) years from the date hereof to vote all shares of Globex Stock beneficially owned by US Gold (the Globex Shares) in the exact manner specified by Globex, or, at the sole election of Globex, to grant to Globex a duly executed irrevocably proxy with respect to the Globex shares in accordance with C.R.S. Section 7-107-203(5), in the form attached as Appendix A hereto.

2. US Gold hereby grants to Globex, or any officer, director, subsidiary or other affiliate thereof, a first right of refusal with respect to sales of the Globex Shares by US Gold to third-party non-affiliates, for a period of two (2) years from the date hereof as provided herein (First Right of Refusal).

i. US Gold will give Globex written notice of US Golds intention to sell (or deliver in satisfaction of debt) any of the Globex Shares beneficially owned directly or indirectly by US Gold to any person, except for an Affiliate, as hereinafter defined, such written notice to provide in reasonable detail, the terms, conditions and timing of such intended sale (or delivery) provided that a written notice from US Gold to the effect that a prescribed number of shares will be sold at the prevailing market price shall constitute a valid Sales Notice (Sales Notice). An Affiliate of US Gold is defined as any entity in which US Gold directly or indirectly owns a greater than 50 percent interest.

ii.  Globex will have 5 business days from receipt of the Sales
Notice to give US Gold written notice of Globexs irrevocable election to exercise its rights to purchase the sharers covered by the Sales Notice under terms and conditions no less favorable to US Gold than those included in the Sales Notice.

iii. If Globex has not given notice to US Gold of its irrevocable intent to exercise its rights as provided in (ii) and within the required time frame specified above, Globex shall relinquish any First Right of Refusual related specifically to those shares included int he Sales Notice, unless such sale(s) are not consummated by US Gold within 30 days of the date of the Sales Notice.

iv. Any election by Globex not to exercise its First Right of Refusual as related to any Sales Notice shall not change or diminish Globexs right under this agreement as related to subsequent Sales Notice.

v. US Gold may sell or transfer any of the Globex Shares which it beneficially owns directly or indirectly to an Affiliate provided that such Affiliate agrees in writing to be bound by the terms of this agreement.

3. Remedies. The parties hereto agree that if for any reason Globex or US Gold shall have failed to perform its obligations under this agreement, then any party hereto seeking to enforce this agreement against such non-performing party shall be entitled to seek specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligation under this Agreement.

4. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided here) and shall be deemed duly given when received by delivery in person, by telecopy, telex or telegram or by certified mail, postage prepaid, or by an overnight courier service, addressed as follows:

If to Globex:             146-14th Street
                          Rouyn-Noranda, Quebec, Canada
                          Attn: Jack Stoch, Chief Executive Officer
with copies to:
                          Davis, Graham & Stubbs LLP
                          370 17th Street, Suite 4700
                          Denver, Colorado 80202
                          Attn. Paul Hilton, Esq.

If to US Gold:            U.S. Gold Corporation
                          55 Madison, Suite 700
                          Denver, Colorado 80206
                          Attn. William W. Reid

5. Governing Law. This agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Colorado without giving effect to the principles of conflicts of laws thereof.

6. Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

7. Severability. Any term or provision of this agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this agreement or affecting the validity or enforceability of any of the terms or provisions of this agreement in any other jurisdiction. If any provision of this agreement is so broad as to be unenforceable such provision shall be interpreted to be only so broad as is enforceable.

8. Third Party Beneficiaries. Nothing in this agreement, expressed or implied, shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or by reason of this Agreement or any provision contained herein.

If the Foregoing is acceptable to you, please sign the space provided below.

Globex Mining Enterprises Inc.
By: Joel D. Schneyer
Joel D. Schneyer, Director

U.S. Gold Corporation
By:  William W. Reid
William W. Reid, President